

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 13, 2015

<u>Via E-Mail</u>
Yousef Dasuka, CEO
UpperSolution.com
153 Lake Mead Parkway #2240
Henderson, NV 89015

  Re: UpperSolution.com
    Amendment No. 11 to Registration Statement on Form S-1
    Filed March 9, 2015
    File No. 333-190658

Dear Mr. Dasuka:

  We have reviewed your amended registration statement and have the following comments.

<u>Report of Independent Registered Public Accounting Firm, page F-1</u>

1. Consistent with prior comment 2 in our letter dated February 10, 2015, please revise the introductory paragraph to also refer to the financial statements for the period from the inception (April 20, 2013) through May 31, 2014. In addition, revise to also include an audit opinion on the results of operations and cash flows for the period from inception (April 20, 2013) through May 31, 2013.

<u>Exhibits, page 20</u>

2. Revise to indicate that the bylaws dated April 20, 2013 were filed with the amendment on March 9, 2015.

  You may contact Melissa Walsh, Staff Accountant, at (202) 551-3224 or Stephen Krikorian, Accounting Branch Chief, at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. For all other questions, please contact Matthew Crispino, Staff Attorney, at (202) 551-3456 or, in his absence, me at (202) 551-3457. Should you require further assistance, you may contact Barbara C. Jacobs, Assistant Director, at (202) 551-3730.

      Sincerely,

      /s/ Maryse Mills-Apenteng

      Maryse Mills-Apenteng
      Special Counsel

cc: <u>Via E-Mail</u>
         Harold P. Gewerter, Esq.